UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2013

Commission File 001 — 33175

Sesa Goa Limited

(Translation of Registrant’s name into English)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 6, 2013, Sesa Goa Limited (“Sesa Goa”), entered into a deposit agreement (the “Deposit Agreement”) among Sesa Goa, Citibank N.A. (“Citibank”), as depositary, and all holders and beneficial owners of American Depositary Shares issued thereunder for the establishment of an American Depositary Receipt facility. A copy of the Deposit Agreement is attached as Exhibit 99.1.

On August 9, 2013, Sesa Goa entered into the Second Supplemental Indenture (the “Second Supplemental Indenture”) to the Indenture dated as of October 29, 2009 between Sterlite Industries (India) Limited (now merged into Sesa Goa) (“Sterlite”), Wilmington Trust Company (“Wilmington”), as trustee, and Citibank, as securities administrator as supplemented by the First Supplemental Indenture dated as of October 29, 2009 between Sterlite, Wilmington, as trustee, and Citibank, as securities administrator, with respect to Sterlite’s 4.00% Convertible Senior Notes due 2014 convertible into Sterlite’s American Depositary Shares, each American Depositary Share representing one equity share, par value Rs. 2 per share, of Sterlite (the “Sterlite Notes”), pursuant to which, among other things, Sesa Goa assumes all of Sterlite’s obligations under the Sterlite Notes. On September 9, 2013, the Second Supplemental Indenture became effective. A copy of the Second Supplemental Indenture is attached as Exhibit 99.2.

EXHIBIT LIST

Exhibit	Description
99.1	Deposit Agreement dated September 6, 2013.
99.2	Second Supplemental Indenture dated August 9, 2013, effective as of September 9, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: September 11, 2013

SESA GOA LIMITED

By:	/s/ C D Chitnis
Name:	C D Chitnis
Title:	Company Secretary